

Mail Stop 4631

October 13, 2009

Via U.S. mail and facsimile

Mr. Ian P. Cleminson
Executive Vice President and Chief Financial Officer
Innospec Inc.
Oil Sites Road
Ellesmere Port
Cheshire, United Kingdom CH65 4EY

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the fiscal period ended June 30, 2009**
> **Form 8-K filed May 15, 2009**
> **Definitive Proxy Statement on Form 14A filed March 27, 2009**
> **File No. 001-13879**

Dear Mr. Cleminson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant